July 10, 2007

Ms. Vanessa Robertson

Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form 10-K for the Fiscal Year Ended December 31, 2006

Filed April 2, 2007

File Number: 001-09828

Dear Ms. Robertson:

This letter confirms our telephone conversation in which I advised you that GAINSCO, INC. will require additional time beyond the 10 business days contemplated in your letter dated July 5, 2007, in order to respond appropriately to the comments contained in the letter. Specifically, we expect to provide a response no later than July 31, 2007.

If you have any questions regarding this response or require additional information, please contact the undersigned.

Very truly yours,

/s/ John S. Daniels

John S. Daniels

General Counsel

GAINSCO, INC.

972.629.4411 (voice)

972.629.4401 (fax)

jdaniels@gainsco.com (e-mail)